Canada Goose Reports Fourth Quarter and Full Year Fiscal 2024 Results
Fourth quarter revenue increased 22% and full year revenue up 9.6%
Introduces fiscal 2025 annual guidance

Toronto - May 16, 2024 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today financial results for the fourth quarter and fiscal year ending March 31, 2024. All amounts are in Canadian dollars unless otherwise indicated.
“Our fourth quarter results came in ahead of guidance, reflecting the power of our iconic brand and the disciplined execution of our strategy by our team,” said Dani Reiss, Chairman and CEO of Canada Goose. “During the period, we increased revenue and gross profit, underpinned by positive comparable sales growth, and expanded our adjusted EBIT margin5, while navigating a difficult environment. This capped off a solid year, with noteworthy progress across our strategic priorities - we expanded our retail presence in key markets, grew revenue across product categories, and streamlined our organization to accelerate decision-making and improve cost efficiencies.”

“We are excited about the opportunity ahead of us as we begin fiscal 2025,” Dani continued. “We believe the initiatives planned for this year will elevate our business platform, increase operational excellence, enhance our brand and marketing to drive deeper connectivity with consumers, all while continuing to delight customers with both our iconic products as well as new and exciting offerings from our brand. Overall, I am confident that we have the right team and strategy in place to deliver against our priorities for fiscal 2025.”

Fourth Quarter and Fiscal 2024 Business Highlights:
In the fourth quarter and full year fiscal 2024, Canada Goose made progress across our key priorities for the year – building our global retail network, driving customer growth, and product expansion. Below are some highlights reflecting our achievements through the year:

•Building the global retail network
•Opened three permanent stores in the fourth quarter (Honolulu, United States; Nanjing, China; and Melbourne, Australia) for a total of 17 permanent stores opened in fiscal 2024, bringing the total permanent store count to 68 at the end of fiscal 2024. These stores strengthen our position in key markets, offering additional touchpoints to connect with our customers and elevate their shopping experience.

•Introduced Generations, our recommerce platform, to Canada in fiscal 2024, providing consumers the opportunity to shop and trade in pre-loved Canada Goose products on an authorized reselling platform. Generations keeps our products in circulation and extends their lifetime, directly supporting our Sustainable Impact Strategy.

•Driving consumer-focused growth
•Launched nine collaborations in fiscal 2024, aimed at driving brand awareness with target customer segments, including a collaboration with KidSuper in our fourth quarter of fiscal 2024, which was accompanied by campaigns featuring NBA basketball player and Canada Goose’s newest Global Brand Ambassador, Shai Gilgeous-Alexander. Our KidSuper x NBA collaboration campaigns reached a larger audience than any previous collaboration campaign, also driving growth in followers across our social channels and purchases with our target next generation customer.

•Opened travel retail locations in South Korea and Germany in fiscal 2024, marking our first airport travel retail locations. Subsequent to year end, we opened a travel retail location in Istanbul, Turkey.

•Product expansion
•Grew our Non-Heavyweight Down category year-over-year in the fourth quarter of fiscal 2024, with its share of revenue and units sold expanding within the overall mix. Non-Heavyweight Down sales represented 46% of total revenue in fiscal 2024, up from 43% in fiscal 2023.

•Acquired Paola Confectii, a European manufacturing partner in luxury knitwear, advancing our manufacturing infrastructure, strengthening our vertically integrated supply chain, and deepening our in-house product expertise to support our strategic objective of expanding existing categories.

•Expanded our footwear collection, launching our first-ever sneaker line, the Glacier Trail, which delivers ultra-versatile performance and year-round relevance while meeting the needs of the modern explorer.

•Implemented a workforce reduction as part of our Transformation Program in March 2024 to streamline our business, accelerate decision-making, and increase efficiencies across our operating platform, impacting approximately 17% of our corporate headcount. This followed an approximately 10% reduction of our corporate headcount in August 2023. These actions, combined with changes to our management team and a more focused set of priorities for fiscal 2025, are expected to lead to increased efficiencies, collaboration, and an improvement in business processes. The workforce reductions implemented in fiscal 2024 are expected to result in approximately $25m of annualized cost savings, including approximately $10m realized in fiscal 2024 and planned reinvestment into our talent base and our operating imperatives in fiscal 2025.

•Generated approximately $20m in productivity improvements and cost savings incremental to our workforce reduction in fiscal 2024 as part of our Transformation Program. Going forward, we are rolling the major workstreams of the program into our fiscal 2025 operating imperatives, as described in our Fiscal 2025 Key Operating Imperatives section below.

Subsequent to Fourth Quarter Fiscal 2024

•Announced Haider Ackermann as Canada Goose’s first Creative Director. Haider will lead the reshaping of our product portfolio and the elevation of the brand’s creative aesthetic as we move into our next era. This announcement was marked by the launch of the Polar Bears International Hoodie [https://www.canadagoose.com/ca/en/stories/haider-ackermann.html], a limited-edition sweatshirt available in select Canada Goose stores, named in support of our longstanding sustainability partner, Polar Bears International, an organization dedicated to conserve the habitat of wild polar bears.

Fourth Quarter Financial Highlights1:

▪Total revenue increased 22% to $358.0m compared to the prior year period, up 23% on a constant currency basis2.
•DTC revenue grew 19% to $271.5m, up 21% on a constant currency basis2, driven by strong retail sales in Asia Pacific and North America. DTC comparable sales3 increased 3.5% year-over-year driven by higher e-Commerce sales.

•Wholesale revenue decreased (9)% to $41.4m or (8)% on a constant currency basis2 due to a planned lower order book resulting from fewer orders from existing customers compared to the same period in the prior year and the continued optimization of wholesale relationships as we elevate the quality of our partners in this sales channel.

1 Comparisons to fourth quarter ended April 2, 2023.
2 Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.
3 DTC comparable sales growth is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for a description of this measure.

•Other revenue increased 123% to $45.1m or 124% on a constant currency basis2 primarily due to a higher number of Friends & Family sales events compared to the same period in the prior year as we actively exit slow moving and discontinued inventory to create space for newness in our stores.

▪Gross profit grew 22% to $233.0m, compared to the same prior year period. Gross margin for the quarter was 65.1% compared to 64.9% in the fourth quarter of fiscal 2023.

▪Selling, general and administrative (SG&A)4 expenses were $209.9m, compared to $172.7m in the prior year period. The increase in SG&A was primarily due to our expanded retail network as well as $40.1m in non-recurring costs associated with our Transformation Program relating to consultancy fees and workforce reductions implemented during the fiscal year.

▪Operating lncome4 was $23.1m, compared to $17.6m in the prior year period.

▪Adjusted EBIT5 was $40.1m, compared to $26.6m in the prior year period.

▪Net Income attributable to shareholders was $5.0m, or $0.05 per diluted share, compared with a net loss attributable to shareholders of $(3.1)m, or $(0.03) per diluted share in the prior year period.

▪Adjusted net income attributable to shareholders5 was $19.3m, or $0.19 per diluted share, compared with an adjusted net income of $14.0m, or $0.13 per diluted share in the prior year period.

Full Year Fiscal 2024 Financial Highlights

•Total revenue increased 10% to $1,333.8m compared to the prior year period, up 9% on a constant currency basis2. Within this, DTC revenue grew 18% to $950.7m, up 17% on a constant currency basis, with DTC comparable sales3 up 0.3% compared to the same period last year. Wholesale revenue decreased (16)% or (19)% on a constant currency basis2 and Other revenue increased 97.2% to $70.8m.

•Gross profit grew 12.5% to $917.4m compared to the same prior year period. Gross margin for the year expanded to 68.8% from 67.0% in fiscal 2023.

•Selling, general and administrative (SG&A)4 expenses were $792.9m, compared to $667.6m in the prior year period. The increase in SG&A was primarily due to our expanded retail network, consulting fees related to our Transformation Program, and severance costs relating to workforce reductions implemented during the fiscal year.

•Operating lncome4 was $124.5m, compared to $147.6m in the prior year period.

•Adjusted EBIT5 was $171.8m, compared to $174.1 in the prior year period.
•Net Income attributable to shareholders was $58.4m, or $0.57 per diluted share, compared with a net income attributable to shareholders of $72.7m, or $0.69 per basic share in the prior year period.

•Adjusted net income attributable to shareholders5, was $101.0m, or $0.99 per diluted share, compared with an adjusted net income of $110.0m or $1.04 per diluted share in the prior year period.

Balance Sheet Highlights

Inventory of $445.2m for the fourth quarter ended March 31, 2024, was 6% lower compared to the fourth quarter ended April 2, 2023, with finished goods inventory declining approximately 7%.

4 Certain comparative figures have been reclassified to conform with current year presentation. Foreign exchange gains and losses related to the term loan, net of hedging, which were presented in SG&A expenses in the fourth quarter ended April 2, 2023, are now reflected in the presentation of net interest, finance and other costs.
5 Adjusted EBIT and adjusted net income attributable to shareholders of the Company are non-IFRS financial measures, and Adjusted EBIT margin, adjusted net income per basic and diluted share attributable to the shareholders of the Company is a non-IFRS financial ratio. See “Non-IFRS Financial Measures and Other Specified Financial Measures” for more information.

During the fourth quarter of fiscal 2024, the Company repurchased 1,723,574 subordinate voting shares under its normal course issuer bid (the “NCIB) for a total cash consideration of $27.4M, ending the quarter with a cash balance of $144.9m, compared with $286.5m at fourth quarter ended April 2, 2023.

Fiscal 2025 Key Operating Imperatives

In fiscal 2025, Canada Goose will continue to simplify the way we operate and focus on initiatives that will deliver sustained performance in the near- and long-term. Our key operating imperatives for fiscal 2025 are the continuation of our transformation roadmap and include the following:

•Implement best-in-class luxury retail execution. We plan to strengthen retail execution in our stores and online to improve conversion and sales productivity. In stores, we are focusing on initiatives that elevate the in-person shopping experience, such as sales force training, improving our returns process, and localization of product assortment. Online shopping experiences will be enhanced primarily by improving the speed, performance, and content of our e-Commerce channel.

•Set the foundation for the next phase of brand and product evolution. We intend to focus on the continued expansion of new and innovative products beyond the parka while remaining authentic to our brand values. We also plan to reshape our approach to marketing, powering brand heat through bolder brand expressions and investing in impactful relationships to deliver a strong return on investment in our DTC and wholesale channels, over time.

•Simplify and focus the way we operate internally. We intend to operate with excellence internally, leveraging our newly streamlined organization for efficient and effective decision-making and execution and narrowing our focus on high-impact initiatives. We also intend to incrementally invest in technology to support better ways of working, as well as in our product, while slowing down the pace of investment in new store openings in fiscal 2025 and optimizing working capital through active inventory management.

Together, we expect execution of these initiatives to provide the foundation we need to deliver efficient and scalable operations and strong sustainable growth.
Fiscal 2025 Outlook6

The outlook that follows supersedes all prior financial outlook statements made by Canada Goose, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the company’s control. Please see "Forward-looking Statements" below for more information.

Our fiscal 2025 financial outlook assumes global consumer spending will continue to be pressured amid persistently high interest rates and geopolitical uncertainty. Within our business, we assume continued operational discipline and execution of initiatives focused on delivering further cost efficiencies.

In fiscal 2025, we expect:

•Total revenue to grow in the low-single-digits year-over-year, with an approximate 25%/75% distribution split between 1H and 2H of fiscal 2025, respectively, which is relatively consistent with fiscal 2024.
◦DTC comparable sales growth in the low-single-digits year-over year, and incremental revenue from three new stores and four concession-based shop-in-shops to contribute to DTC revenue growth.
◦An average mid-single digit percentage pricing increase over fiscal 2024.
6The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT and non-IFRS adjusted net income per diluted share to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company's control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, we are unable to provide a reconciliation of the non-IFRS measures included in our fiscal 2025 guidance.

◦A 20% year-over-year decrease in wholesale revenue due to a tightening of our wholesale order book to largely offset the benefit contributed by DTC revenue growth and the planned pricing increase.
•Consolidated gross margin percentage to be similar to fiscal 2024.
•As a result of the above, non-IFRS adjusted EBIT margin to expand by approximately 100 basis points compared to fiscal 2024.
•Non-IFRS adjusted net income per diluted share to grow by a mid-teen percentage year-over-year.
•Weighted average diluted shares outstanding of approximately 99m for fiscal 2025.

Withdrawal of long-term financial targets
In a press release, dated February 7, 2023 entitled “Canada Goose Presents its Updated Strategic Growth Plan and Five-Year Financial Outlook” (“February 2023 press release”), we released guidance relating to our fiscal 2028 long-term targets.

We believe we have a significant opportunity ahead to attract and delight more consumers around the world, in turn, driving strong growth and growing profitability over the long-term. We believe it is prudent, however, to remove the long-term financial targets provided in our February 2023 press release due to the changes in business conditions since our long-term guidance was announced, including a more challenging consumer spending environment, as well as additional work required to strengthen the foundation of our retail operating platform, which has hindered the assumptions underlying the long-term guidance included in our February 2023 press release. Particularly, DTC comparable sales and wholesale revenue have not performed according to our expectations. Such business environment changes are reflected in our key operating imperatives for fiscal 2025.

Conference Call Information
The Company will host the conference call at 8:30 a.m. EDT on May 16, 2024. The conference call can be accessed by using the following link: https://events.q4inc.com/attendee/505874355. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.

About Canada Goose
Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that inspires all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to our fiscal 2025 financial outlook, the related assumptions included herein, our fiscal 2025 key priorities, our Transformation Program and its intended benefits, the execution of our proposed strategy, and our operating performance and prospects. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the impact on our operations of the current global economic conditions and their evolution and are discussed under “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our Management's Discussion and Analysis ("MD&A") as well as under “Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2024. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedarplus.ca for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements except as required by applicable laws.

Investors: ir@canadagoose.com
Media: media@canadagoose.com

Consolidated Statements of Income (Loss)
(in millions of Canadian dollars, except share and per share amounts)

	Fourth quarter ended		Year ended
	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
		Reclassified		Reclassified
	$	$	$	$

Revenue	358.0	293.2	1,333.8	1,217.0
Cost of sales	125.0	102.9	416.4	401.8
Gross profit	233.0	190.3	917.4	815.2
Selling, general & administrative expenses	209.9	172.7	792.9	667.6
Operating income	23.1	17.6	124.5	147.6
Net interest, finance and other costs	5.9	22.2	48.8	54.1
Income (loss) before income taxes	17.2	(4.6)	75.7	93.5
Income tax expense	9.6	5.4	17.6	24.6
Net income (loss)	7.6	(10.0)	58.1	68.9

Attributable to:
Shareholders of the Company	5.0	(3.1)	58.4	72.7
Non-controlling interest	2.6	(6.9)	(0.3)	(3.8)
Net income (loss)	7.6	(10.0)	58.1	68.9

Earnings (loss) per share attributable to shareholders of the Company
Basic	$0.05	$(0.03)	$0.58	$0.69
Diluted	$0.05	$(0.03)	$0.57	$0.69

Consolidated Statements of Comprehensive Income (Loss)
(in millions of Canadian dollars, except per share amounts)

	Fourth quarter ended		Year ended
	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
	$	$	$	$
Net income (loss)	7.6	(10.0)	58.1	68.9

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial gain (loss) on post-employment obligation	0.3	(0.4)	—	0.6
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment (loss) gain	(0.4)	5.4	(0.2)	16.1
Net gain (loss) on derivatives designated as cash flow hedges	1.0	(4.1)	(0.5)	0.4
Reclassification of net (gain) loss on cash flow hedges to income	(0.2)	1.1	(1.1)	6.0
Other comprehensive income (loss)	0.7	2.0	(1.8)	23.1
Comprehensive income (loss)	8.3	(8.0)	56.3	92.0

Attributable to:
Shareholders of the Company	6.2	(1.2)	57.8	95.7
Non-controlling interest	2.1	(6.8)	(1.5)	(3.7)
Comprehensive income (loss)	8.3	(8.0)	56.3	92.0

Consolidated Statements of Financial Position
(in millions of Canadian dollars)

	March 31, 2024	April 2, 2023
Assets	$	$
Current assets
Cash	144.9	286.5
Trade receivables	70.4	50.9
Inventories	445.2	472.6
Income taxes receivable	28.0	0.9
Other current assets	52.3	52.3
Total current assets	740.8	863.2

Deferred income taxes	76.3	67.5
Property, plant and equipment	171.8	156.0
Intangible assets	135.1	135.1
Right-of-use assets	279.8	291.8
Goodwill	70.8	63.9
Other long-term assets	7.0	12.5
Total assets	1,481.6	1,590.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	177.7	195.6
Provisions	26.1	21.6
Income taxes payable	16.8	31.5
Short-term borrowings	9.4	27.6
Current portion of lease liabilities	79.9	76.1
Total current liabilities	309.9	352.4

Provisions	37.3	36.5
Deferred income taxes	17.2	16.4
Revolving Facility	—	—
Term Loan	388.5	391.6
Lease liabilities	250.6	258.7
Other long-term liabilities	54.6	56.9
Total liabilities	1,058.1	1,112.5

Equity
Equity attributable to shareholders of the Company	417.0	469.5
Non-controlling interests	6.5	8.0
Total equity	423.5	477.5
Total liabilities and equity	1,481.6	1,590.0

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)

	Fourth quarter ended		Year ended
	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
	$	$	$	$
Operating activities
Net income (loss)	7.6	(10.0)	58.1	68.9
Items not affecting cash:
Depreciation and amortization	34.0	29.9	126.0	109.1
Income tax expense	9.6	5.4	17.6	24.6
Interest expense	12.3	9.1	44.4	34.0
Foreign exchange loss (gain)	2.7	(4.0)	0.8	0.3
Impairment losses	1.2	1.0	1.2	1.0
Gain (loss) on disposal of assets	—	—	0.1	(0.1)
Share-based payment	(1.3)	3.8	10.2	15.0
Remeasurement of put option	(14.1)	9.7	1.6	10.9
Remeasurement of contingent consideration	7.7	3.0	2.8	(2.9)
	59.7	47.9	262.8	260.8
Changes in non-cash operating items	42.7	(27.3)	10.5	(75.4)
Income taxes paid	(9.7)	(5.1)	(66.3)	(37.0)
Interest paid	(9.9)	(8.5)	(42.4)	(32.1)
Net cash from operating activities	82.8	7.0	164.6	116.3
Investing activities
Purchase of property, plant and equipment	(8.6)	(22.3)	(54.9)	(45.2)
Investment in intangible assets	(0.3)	(1.3)	(1.0)	(2.2)
Initial direct costs of right-of-use assets	(0.2)	(0.3)	(0.6)	(0.7)
Net cash (outflow) inflow from business combination	(3.6)	—	(15.9)	2.8
Net cash used in investing activities	(12.7)	(23.9)	(72.4)	(45.3)
Financing activities
Mainland China Facilities (repayments) borrowings	(9.3)	(5.9)	(9.8)	9.8
Japan Facility repayments	(20.0)	(18.8)	(8.3)	(5.7)
Term Loan repayments	(1.0)	(1.0)	(4.0)	(4.0)
Revolving Facility repayments	—	—	—	(0.5)
Transaction costs on financing activities	—	—	(0.2)	—
Normal course issuer bid purchase of subordinate voting shares	(29.7)	(10.6)	(141.4)	(26.7)
Principal payments on lease liabilities	(19.5)	(17.7)	(69.2)	(62.2)
Settlement of term loan derivative contracts	—	8.6	—	8.6
Issuance of shares	—	—	0.1	—
Net cash used in financing activities	(79.5)	(45.4)	(232.8)	(80.7)
Effects of foreign currency exchange rate changes on cash	—	4.6	(1.0)	8.5
Decrease in cash	(9.4)	(57.7)	(141.6)	(1.2)
Cash, beginning of period	154.3	344.2	286.5	287.7
Cash, end of period	144.9	286.5	144.9	286.5

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income attributable to shareholders of the Company and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin and adjusted net income per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Additional information, including definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A for the fourth quarter and fiscal year ended March 31, 2024 under “Non-IFRS Financial Measures and Other Specified Financial Measures”. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” below.
This press release also includes references to DTC comparable sales growth which is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated, and reconcile constant currency revenue to revenue across segments and geographies. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning in fiscal 2024, impairment losses are no longer included in the reconciliation of net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company, as those costs have become sufficiently recurring so as to be considered normal course. Comparable periods have been restated to reflect this change.
Beginning with the first quarter of fiscal 2024, foreign exchange gains and losses related to the Term Loan, net of hedging, are now reflected in the presentation of net interest, finance and other costs; which was previously presented in SG&A expenses. As such, this item is no longer included as a reconciling item to adjusted EBIT and adjusted EBIT margin. Comparable periods have been reclassified to reflect this change.

	Fourth quarter ended		Year ended
CAD $ millions	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
Net income (loss)	7.6	(10.0)	58.1	68.9
Add (deduct) the impact of:
Income tax expense	9.6	5.4	17.6	24.6
Net interest, finance and other costs	5.9	22.2	48.8	54.1
Operating income	23.1	17.6	124.5	147.6
Net temporary store closure costs (a)	—	—	—	3.2
Head office transition costs (c)	—	2.0	0.8	6.7
Japan Joint Venture costs (e)	2.5	1.9	4.9	10.2
Transformation Program costs (g)	13.5	4.1	40.1	4.1
Legal proceeding costs (h)	—	—	—	2.2
Paola Confectii Earn-Out costs (j)	1.0	—	1.5	—
Other (k)	—	1.0	—	0.1
Total adjustments	17.0	9.0	47.3	26.5
Adjusted EBIT	40.1	26.6	171.8	174.1
Adjusted EBIT margin	11.2%	9.1%	12.9%	14.3%

	Fourth quarter ended		Year ended
CAD $ millions	March 31, 2024	April 2, 2023	March 31, 2024	April 2, 2023
Net income (loss)	7.6	(10.0)	58.1	68.9
Add (deduct) the impact of:
Net temporary store closure costs (a) (b)	—	—	—	3.3
Head office transition costs (c) (d)	—	2.4	1.2	8.3
Japan Joint Venture costs (e)	2.5	1.9	4.9	10.2
Japan Joint Venture remeasurement (gain) loss on contingent consideration and put option (f)	(6.4)	12.7	4.4	8.0
Transformation Program costs (g)	13.5	4.1	40.1	4.1
Legal proceeding costs (h)	—	—	—	2.2
Unrealized foreign exchange loss on Term Loan (i)	2.1	0.4	2.1	12.1
Paola Confectii Earn-Out costs (j)	1.0	—	1.5	—
Other (k)	—	1.0	—	0.1
	12.7	22.5	54.2	48.3
Tax effect of adjustments	(3.9)	(1.9)	(10.1)	(6.2)
Deferred tax adjustment (l)	3.6	3.7	3.1	3.7
Adjusted net income	20.0	14.3	105.3	114.7
Adjusted net income attributable to non-controlling interest (m)	(0.7)	(0.3)	(4.3)	(4.7)
Adjusted net income attributable to shareholders of the Company	19.3	14.0	101.0	110.0

Weighted average number of shares outstanding
Basic	99,355,838	104,519,045	100,816,758	105,058,643
Diluted[1]	100,395,330	104,519,045	101,823,073	105,622,312
Adjusted net income per basic share attributable to shareholders of the Company	$0.19	$0.13	$1.00	$1.05
Adjusted net income per diluted share attributable to shareholders of the Company	$0.19	$0.13	$0.99	$1.04
1.Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share, or if the weighted average daily closing share price for the period was greater than the exercise price. For the fourth quarter and year ended March 31, 2024, there were 3,904,366 and 3,904,366 shares, respectively (fourth quarter and year ended April 2, 2023 - 643,505 and 2,231,231 shares, respectively) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.
(a)Net temporary store closure costs of $nil and $nil were incurred in the fourth quarter and year ended March 31, 2024, respectively (fourth quarter and year ended April 2, 2023 - $nil and $3.2m, respectively).
(b)Net temporary store closure costs incurred in (a) as well as $nil and $nil of interest expense on lease liabilities for temporary store closures for the fourth quarter and year ended March 31, 2024, respectively (fourth quarter and year ended April 2, 2023 - $nil and $0.1m, respectively).
(c)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(d)Corporate head office transition costs incurred in (c) as well as $nil and $0.4m of interest expense on lease liabilities for the fourth quarter and year ended March 31, 2024, respectively (fourth quarter and year ended April 2, 2023 - $0.4m and $1.6m, respectively).
(e)Costs incurred in connection with the establishment of the Japan Joint Venture. This is driven by the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell, as well as other costs of establishing the Japan Joint Venture.

(f)Changes to the fair value remeasurement of the contingent consideration and put option liability related to the Japan Joint Venture. The Company recorded a gain of $(6.4)m and a loss of $4.4m on the fair value remeasurement of the contingent consideration and put option during the fourth quarter and year ended March 31, 2024, respectively (fourth quarter and year ended April 2, 2023 - losses of $12.7m and $8.0m, respectively. These gains and losses are included in net interest, finance and other costs within the statements of income.
(g)Transformation Program costs includes consultancy fees of $2.4m and $23.5m, respectively, as well as severance costs, net of shared-based award forfeitures of $11.1m and $16.6m, respectively, associated with the reduction in workforce, for the fourth quarter and year ended March 31, 2024.
(h)Costs for legal proceeding fees including for the defense of class action lawsuits.
(i)Unrealized gains and losses on the translation of the Term Loan from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk. These costs were previously presented in SG&A expenses, are now reflected in the presentation of net interest, finance and other costs.
(j)Remuneration recognized for the Earn-Out related to the acquisition of Paola Confectii SRL. See “Business Developments” section of the MD&A for detailed information on the Earn-Out in connection with the business combination.
(k)Costs related to the transition of logistics agencies, restructuring costs related to the company’s manufacturing facilities, rent abatements received as well as individually immaterial items.
(l)Deferred tax adjustment recorded as the result of Swiss tax reform in Canada Goose International AG.
(m)Calculated as net income (loss) attributable to non-controlling interest within the statements of income of $2.6m and $(0.3)m plus $(1.9)m and $4.6m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended March 31, 2024, respectively. Net loss attributable to non-controlling interest within the statements of income of $(6.9)m and $(3.8)m plus $7.2m and $8.5m for the gross margin adjustment and the put option liability and contingent consideration revaluation related to the non-controlling interest within the Japan Joint Venture for the fourth quarter and year ended April 2, 2023, respectively.

Revenue By Segment

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 31, 2024	April 2, 2023	As reported	Foreign exchange impact	In constant currency[1]	As reported	In constant currency
DTC	271.5	227.5	44.0	3.2	47.2	19.3%	20.7%
Wholesale	41.4	45.5	(4.1)	0.6	(3.5)	(9.0)%	(7.7)%
Other	45.1	20.2	24.9	0.1	25.0	123.3%	123.8%
Total revenue	358.0	293.2	64.8	3.9	68.7	22.1%	23.4%

Revenue by Geography

	Fourth quarter ended		$ Change			% Change
CAD $ millions	March 31, 2024	April 2, 2023	As reported	Foreign exchange impact	In constant currency[3]	As reported	In constant currency
Canada	70.0	55.2	14.8	—	14.8	26.8%	26.8%
United States	82.8	67.5	15.3	(0.4)	14.9	22.7%	22.1%
North America	152.8	122.7	30.1	(0.4)	29.7	24.5%	24.2%
Greater China[1]	128.4	99.0	29.4	2.3	31.7	29.7%	32.0%
Asia Pacific (excluding Greater China1)	19.5	15.1	4.4	1.4	5.8	29.1%	38.4%
Asia Pacific	147.9	114.1	33.8	3.7	37.5	29.6%	32.9%
EMEA[2]	57.3	56.4	0.9	0.6	1.5	1.6%	2.7%
Total revenue	358.0	293.2	64.8	3.9	68.7	22.1%	23.4%
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.